Exhibit (g)(2)

TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC

515 SOUTH FLOWER STREET

LOS ANGELES, CALIFORNIA 90071

March 3, 2025

TCW Private Asset Income Fund

515 South Flower Street

Los Angeles, California 90071

Re: Amended and Restated Expense Limitation and Fee Waiver

Ladies and Gentlemen:

TCW Asset Backed Finance Management Company LLC (“Adviser”), the investment adviser to TCW Private Asset Income Fund (the “Fund”), agrees to the following expense limitations (each, an “Expense Limitation”) with respect to the Fund and for the period specified below:

TCW Private Asset Income Fund
Class I Shares	0.70%
Class A Shares	0.70%

The Adviser agrees that if the total annual operating expenses of the Class I or Class A shares of the Fund exceed the stated Expense Limitation on an annualized basis, the Adviser shall waive, pay, absorb or reimburse all or a portion of the Fund’s fees and other expenses, including its initial organizational and offering expenses, on a monthly basis (each, a “Waiver”), to the extent necessary to maintain the total annual operating expenses of the Fund at the level of such Expense Limitation. The Expense Limitation does not include any advisory or management fees, distribution-related and shareholder servicing fees and expenses, expenses attributable to interest and other financing costs, expenses related to litigation and potential litigation, investment expenses (such as brokerage expenses, fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, loan origination fees, loan servicing fees, loan collection and administration fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments), acquired fund fees and expenses, taxes and extraordinary or non-routine expenses, if any.

This Expense Limitation shall commence on the date of commencement of operations of the Fund through the date that is twelve months from the commencement of operations of the Fund unless the Board of Trustees of the Fund (the “Board”) approves its earlier termination. For the avoidance of doubt, before the date that is twelve months from the commencement of operations of the Fund, the Adviser may not terminate this Expense Limitation arrangement without prior approval of the Board. The Adviser may, at its sole discretion, extend or modify the expense limitation at the conclusion of that period.

Any Waiver pursuant to this agreement by or from the Adviser shall be reimbursed by the Fund to the Adviser within three years of the date in which the expenses were occurred to the extent approved by the disinterested Trustees of the Board. The Adviser may not request or receive reimbursement for prior Waivers if such reimbursement would cause the Fund’s total annual operating expenses to exceed the lower of (1) the Expense Limitation in effect for the Fund at the time of the Waiver or (2) the Expense Limitation in effect for the Fund at the time such reimbursement is approved by the disinterested Trustees of the Board.

In addition to the foregoing Expense Limitations, the Adviser hereby agrees to waive 50% of all management fees payable to the Adviser pursuant to that certain Investment Management Agreement, dated December 16, 2024, by and between the Fund and the Adviser (the “Management Fee Waiver”). For the avoidance of doubt, after giving effect to the Management Fee Waiver, the Adviser shall be entitled to a management fee computed and payable monthly at the annual rate of 0.50% of the value of the Fund’s average daily net assets (subject to the terms of such Investment Management Agreement), which Management Fee Waiver shall commence on the date of commencement of operations of the Fund through the date that is twelve months from the commencement of operations of the Fund unless the Board approves its earlier termination. For the avoidance of doubt, before the date that is twelve months from the commencement of operations of the Fund, the Adviser may not terminate this Management Fee Waiver without prior approval of the Board. The Adviser may, at its sole discretion, extend or modify the Management Fee Waiver at the conclusion of that period.

This agreement amends and restates that certain expense limitation agreement dated December 16, 2024, by and between the Fund and the Adviser, in its entirety.

Very truly yours, TCW Asset-Backed Finance Management Company LLC

/s/ Peter Davidson
Peter Davidson
Senior Vice President, Associate General Counsel & Assistant Secretary

Agreed and accepted, TCW Private Asset Income Fund

/s/ Megan McClellan
Megan McClellan
President and Principal Executive Officer

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